82-4578

centrica

taking care of the essentials

03 JUL 22 AM 7:21

FAX MESSAGE

[redacted]

To:	Office of International Corporation Finance, SEC	**D:**	03024718
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Please find following a Stock Exchange Announcement recently released.

Secretariat

dlw 7/22

centrica
taking care of the essentials

21 July, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD
Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Barclays holding in Centrica plc
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

21 July 2003

Centrica plc

Centrica plc received on 21 July 2003 a notification dated 17 July 2003 stating that the holding of Barclays plc and its subsidiaries in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder having a major interest
Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Private Bank and Trust Ltd	**520,707**
Barclays Global Fund Advisors	**1,151,231**
Barclays Global Investors Australia Ltd	**1,189,017**
Barclays Global Investors, N.A.	**48,058,721**
Barclays Global Investors Ltd	**59,669,897**
Barclays Global Investors Japan Trust	**5,033,524**
Barclays Capital Securities Ltd	**1,342,946**
Barclays Private Bank Ltd	**1,916,458**
Barclays Global Investors Japan	**155,371**
Woolwich Life Ltd	**959,000**
Barclays Bank Trust Company Ltd	**58,063**
Barclays Nikko Global Investors Ltd	**1,483,965**
Barclays Life Assurance Co Ltd	**8,070,285**

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 5 5/9 pence

10. Date of transaction
16 July 2003

11. Date company informed
21 July 2003

12. Total holding following this notification
129,609,185

13. Total percentage holding of issued class following this notification
3.039%

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
21 July 2003